Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30, 2012(1)	Year Ended December 31,
(Dollars in millions)		2011	2010	2009(2)	2008	2007
Ratio (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$3,817	$4,587	$4,330	$1,336	$582	$3,870
Fixed charges	1,789	2,251	2,903	2,975	3,985	4,583
Equity in undistributed loss of unconsolidated subsidiaries	95	112	49	60	55	43

Earnings available for fixed charges, as adjusted	$5,701	$6,950	$7,282	$4,371	$4,622	$8,496

Fixed charges:
Interest expense on deposits and debt	$1,788	$2,246	$2,896	$2,967	$3,963	$4,548
Interest factor in rent expense	1	5	7	8	22	35

Total fixed charges	1,789	2,251	2,903	2,975	3,985	4,583
Preferred stock dividends(3)	—	—	—	188	16	—

Total fixed charges and preferred stock dividends	$1,789	$2,251	$2,093	$3,163	$4,001	$4,583

Ratio of earnings to combined fixed charges and preferred stock dividends	3.19	3.09	2.51	1.38	1.16	1.85
Ratio (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$3,817	$4,587	$4,330	$1,336	$582	$3,870
Fixed charges	734	1,064	1,438	882	1,473	1,677
Equity in undistributed loss of unconsolidated subsidiaries	95	112	49	60	55	43

Earnings available for fixed charges, as adjusted	$4,646	$5,763	$5,817	$2,278	$2,110	$5,590

Fixed charges:
Interest expense on debt(4)	$733	$1,059	$1,431	$874	$1,451	$1,642
Interest factor in rent expense	1	5	7	8	22	35

Total fixed charges, excluding interest on deposits	734	1,064	1,438	882	1,473	1,677
Preferred stock dividends(3)	—	—	—	188	16	—

Total combined fixed charges, excluding interest on deposits, and preferred stock dividends	$734	$1,064	$1,438	$1,070	$1,489	$1,677

Ratio of earnings to combined fixed charges, excluding interest on deposits, and preferred stock dividends	6.33	5.42	4.05	2.13	1.42	3.33

(1)	Results include the impact of the February 17, 2012 ING Direct and the May 1, 2012 HSBC U.S. card acquisitions.
(2)	Results subsequent to February 27, 2009 include the impact of the Chevy Chase Bank, fsb acquisition.
(3)

Preferred stock dividend requirements represent pre-tax earnings required to cover any senior preferred stock and preferred stock dividend requirements, computed using our effective tax rate whenever there is an income tax provision, for the relevant periods.

(4)

Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $1.1 billion for the nine months ended September 30, 2012, and $1.2 billion, $1.5 billion, $2.1 billion, $2.5 billion and $2.9 billion for 2011, 2010, 2009, 2008, and 2007, respectively.